Filed by First Busey Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cummins-American Corp.

Commission File Number: 000-15950

Date: January 19, 2021

Busey and Glenview State Bank | Core Rationale and FAQs

•	PRIVATE & CONFIDENTIAL: FOR INTERNAL BUSINESS USE ONLY

First Busey Corporation (Busey) and Cummins-American Corp. (Cummins-American) have jointly agreed to merge their holding companies and, following the completion of this merger, to merge Glenview State Bank (GSB) with and into Busey Bank. Pending completion of customary closing conditions, including regulatory and other required approvals, it is expected the holding companies will merge in Q2 2021, and the banks will merge in the second half of 2021. The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively. This partnership of strong, local, community-minded companies with Midwestern roots and values will advance our shared longstanding commitments to providing premier associate and customer experiences and supporting the communities where we work and live.

We understand you likely have and will receive many questions about this partnership. This is natural and an expected part of the process. We encourage you to ask questions and to help us successfully navigate this partnership together. Below you’ll find core rationales and FAQs to help you better understand more about Busey, the reasoning behind why we believe Busey and GSB can form an ideal partnership, and some information about what to expect at this time. A separate Communication Talking Points Summary has been created to assist you in conversations with customers and other community members who will likely inquire about this new partnership.

It’s important to note that the transaction remains subject to customary closing conditions, including regulatory and shareholder approvals. Until these approvals are obtained, we may not have definite answers to all of your questions. We ask for your patience and understanding. We are currently building a joint integration team, and they will share more information as it becomes known. When all necessary approvals have been received, we can provide more detailed information and will have several communication and project channels accessible to you to provide input, as well as to stay informed.

Thank you in advance for your open-mindedness, passion for service, and your commitment to learning more about this newly-formed financial services partnership.

Core Rationale for the Partnership and Busey Introduction

The collective, overarching rationale is simple: there is strength in unity of two like-minded, community-focused and dynamic organizations. Both Busey and GSB have been active community banks for more than a century. Uniting as one organization allows us to further provide service excellence to our Pillars—associates, customers, shareholders and communities.

How do we do this together?

We do this by collaborating and creating best practices; building upon two passionate and positive organizational cultures; engaging the best and brightest talent; providing a premier, locally-based customer experience seamlessly across multiple lines of business; remaining prideful of the fact we are a true community financial services company; supporting and spurring economic development in our communities; and seeking to generate superior long-term returns to our shareholders.

Why Busey/GSB?

Being a strong, local community bank for the communities we serve is important to both Busey and GSB, and thanks to outstanding associates, we both have been successful growing our companies. Combining our like-minded organizations will allow us to build upon and strengthen our shared beliefs, community focus, and commitment to service excellence to deliver a preeminent bank and wealth advisory solution in the NorthShore & Northwest communities and beyond.

We are uniting because we will have the resources to compete with our larger competitors while maintaining a community banking culture that we believe makes us better than the rest. In short, we can out-small the bigs, and out-big the smalls. A combined pro forma franchise supports this through the following:

❑	More than 70 full-service branches: 60 throughout Illinois, as well as 10 in Missouri, four in Florida and one in Indiana;
❑	Significantly enhanced GSB offerings, as well as expanded Busey presence into the Northwest & NorthShore communities. Chicagoland MSA deposit market share improves from #32 to #20;
❑	Solidified position as #14 in deposit market share across the state of Illinois and #4 in deposit share for banks headquartered in Illinois; and
❑	$11.9 billion in assets; $7.6 billion in gross loans; $9.8 billion in deposits and wealth assets under care of $10.6 billion (as of September 30, 2020).

We have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices and tenured associates. We believe this business combination offers a unique mix of scale, fit, geographical synergy, and financial attractiveness for both organizations. Together, we believe our size and scope will allow for expanded capabilities along with local experts customers know and trust—giving us great advantage over our competitors, both large and small.

Both organizations have demonstrated success in providing premier customer service; building and maintaining strong relationships; and providing countless hours of human, social and financial capital to meet the needs of the communities we serve.

Additionally, we believe this partnership makes sense culturally as both organizations invest in and value associates as the most important asset of all. As such, both companies are laser-focused on building best-in-class experiences for associates, including enhanced training and leadership development opportunities; transparent communication channels; annual associate celebrations and ongoing appreciation events; robust health and wellness programs; and significant volunteer and community service opportunities. Finally, from an investor and shareholder perspective, we believe Busey offers a compelling, unique, over 150-year story and an attractive investment opportunity.

Where can I find more information?

This document contains the complete rationale behind our strategic partnership with First Busey. Additional FAQs follow and all communications, as well as additional resources, can be found on GSB + Busey’s Integration Hub. Please login to the Integration Hub using the instructions below:

-	Username: firstname.lastname (example John.Smith)
-	Leave the password field blank for your first login.

o	Once you are signed in, you will be prompted to establish a new password unique to you. Passwords must be a minimum of eight characters with a mix of alpha and numeric (at least one of each).
o	If you have issues logging in, please email ConversionTeam@busey.com.

Who is Busey?

First Busey Corporation is a $10.5 billion financial holding company headquartered in Champaign, Illinois. Busey’s bank subsidiary, Busey Bank, is a full-service commercial bank with 53 locations in Illinois, primarily in its downstate Illinois markets, 10 in the St. Louis metropolitan area, one in Indianapolis and four in southwest Florida.

Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of September 30, 2020, Busey Wealth Management’s assets under care were approximately $9.5 billion. Supporting an organic growth strategy, Busey Wealth Management is aligned within Busey Bank with commercial and wealth teams operating as one, working seamlessly together to provide comprehensive service offerings to valued customers, thereby strengthening Busey’s team-based relationship management approach.

In addition, Busey owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 27 million transactions per year using online payment, lockbox processing and walk-in payments at its 4,220 agent locations in 46 states.

Similar to GSB, Busey was built upon a strong commitment to associate, customer, shareholder and community experiences. Busey’s vision is: Service Excellence in Everything We Do for Our Pillars. As a testament to Busey’s commitment to associates, the organization was named among American Banker’s Best Banks to Work For since 2016; voted as one of the Best Places to Work in Illinois by associates since 2016; recognized as one of the 2018 & 2019 Top Workplaces in St. Louis; a Best Company to Work For in Florida since 2017; among the Best Places to Work in Money Management since 2018 by Pensions & Investments; as well as among the 2018 and 2019 Best-In-State Banks for Illinois by Forbes—in addition to various wellness, training and development, philanthropic and other workplace awards. Busey appreciates its associates contributing their best to the organization each day; their shared experiences are what make these and other awards possible.

Busey’s Net Promoter Score® (NPS®), a key measure of service as experienced by the customer, continues to trend upward over the past several years and—at 50.7 in 2019—consistently exceeds the banking industry average. Additionally, Busey utilizes Gallup Q12® to independently measure associate engagement and continually improve the associate experience and has exceeded the financial industry average score with a 4.13/5.

Busey is committed to investing in associates, as over 50% of its associate base participates in some type of formal training and leadership development curriculum. Additionally, Busey experiences a 95% associate participation rate in its innovative health and wellness program, B Well. Investments in B Well include a stress management component, lifesaving biometric screenings, a corporate health and wellness coach, health club reimbursements, and Health Savings Account (HSA) investments funded by the company.

Busey is humbled by these accomplishments, and actively seeks partnerships with companies like GSB that share similar values and whose team members will further contribute to the continued success of Busey.

More information about Busey, the Busey Promise and Busey’s History & Heritage can be found at busey.com, busey.com/ourstory and on the GSB + Busey Integration Hub.

Common Questions | FAQs

Following are answers to some initial questions that may be on your mind at this time. As noted, it’s not possible to have answers to all questions. We will continue to provide information as the partnership unfolds and regulatory and other approvals are received. Additional talking points are also available to help you communicate this partnership to your customers and communities.

When will this transaction take place and what should we expect?

Assuming customary closing conditions are met, including regulatory and shareholder approvals, we anticipate merging the holding companies in Q2 2021, and the banks would subsequently merge in the second half of 2021; however, no definitive timelines have been established at this time.

The public announcement of our intention to partner is a significant milestone for associates as well as the customers and communities we serve. The focus of this initial phase in the process—leading up to the holding company merger—is to introduce the partnership and attain regulatory and CAC shareholder approval, while developing key timelines for integrating both the holding companies and, subsequently, our banks. Throughout this initial phase, we will 1) maintain a strong focus on connecting with and communicating to GSB associates, 2) begin tentative planning for the potential partnership and 3) connect with key customers to safeguard and continue these valued relationships.

How did this partnership come about, and why Busey?

We believe this partnership of strong, local community banks with Midwestern roots and values will advance our shared longstanding commitments to supporting both team members and the customers and communities we serve.

o	Both Busey and GSB have admired each other’s franchises because they both reflect true commitments to community banking. Through this partnership, we expect to significantly expand our franchise through balanced, integrated growth strategies while staying committed to strong community roots.

o	The merger represents the joining of Busey & GSB’s dedication to a focused commercial and wealth management growth effort, built on solid, innovative retail/mortgage banking foundations and funding. We believe expanding our capital strength enables larger commercial credits, spurring additional economic and community development opportunities, while preserving our community bank approach, and immediate cross-sell opportunities with wealth management, agricultural services and farm brokerage. United together, we expect to form a thriving, innovative company with full-service capabilities to help clients reach financial freedom, achieve homeownership goals and build businesses.

o	We believe we are natural partners because of our strong presence in, and understanding of, the markets we serve. Furthermore, our organizations offer a broad range of financial services and delivery systems that nicely complement each other, allowing us to further meet our customers’ growing needs and expand our organizations into new markets with a shared service commitment to our associates, customers, shareholders and communities.

o	Further, today's banking environment is different and more competitive than ever before—particularly the regulatory environment. The cost of operating a bank is much higher today, and the financial returns are much lower. We believe a combined organization will be able to take advantage of economies of scale, while our similar cultures and focus on building long-term client relationships will contribute to shareholder value by seeking to remain competitive in our markets and efficient in our industry.

o	Last but certainly not least, Busey values its associates above all. This was an important consideration for GSB in considering this partnership as well. We believe in partnering with a team that is just as committed to making our company the best place to work and conduct business.

What do I need to do right now?

Customers and associates should operate as usual right now. Until the bank merger, anticipated to occur in the second half of 2021, there will be no merger-related changes for Busey’s or GSB’s customers. In the meantime, we encourage you to continue focusing on what you do best—serving each other and your customers, while delivering leadership, stewardship and advocacy to the community. A joint integration team will be created and, with your input, will work to make the transition as seamless as possible.

Communicating with customers and front-line associates regarding customer-impact modifications, once known, will be a top priority of the joint merger integration team.

What do you anticipate the public’s reaction to be?

We are optimistic the reaction will be positive. However, it’s possible you could potentially read headlines or encounter noise from the competition that may not fully convey the positive spirit of our relationship. We are hopeful you will help us in this regard. Talking points are available to assist; however, as a summary it’s important to know Busey and GSB believe the best time to join forces is now because there is significant opportunity to leverage each other's strengths for several reasons, including the following:

o	Busey is the right strategic partner—one whose vision and passion for serving its communities are closely aligned with the principles upon which GSB was founded.

o	We believe the strength of Busey’s and GSB’s combined capital positions will allow for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving the community banking approach that best serves our communities.

o	A strength of this partnership is the set of common beliefs, the century-plus tradition of excellence, the strong leadership and the community commitment shared by our organizations.

Will Glenview State Bank change its name to Busey Bank?

GSB branches will be branded Busey Bank upon the merger of the banks, which is expected to occur in the second half of 2021. While the bank’s name will change, it’s important to understand the same people and cultural foundation will remain. You have and always will make GSB the best place to bank and work.

Will we close any branches?

An in-depth analysis of customer metrics—measuring transaction volumes, customer trends and preferences, personal loans, deposits, etc. over a significant period of time—is being conducted jointly as a part of our ongoing due diligence process. Our priorities concerning any decisions around potential branch closings are minimizing customer and associate disruption and enhancing our service models and operating efficiencies to support long-term, sustainable growth.

How do I know if I will have a job with Busey?

Until the merger of the two banks anticipated to occur in the second half of 2021, there are no planned large-scale changes to either company’s associate base. This is an expansion for Busey’s Northern Illinois region and, therefore, we would expect minimal associate impact. Additionally, the HR team members will work together to manage normal attrition within the companies and to fill open positions with any impacted associates as efficiently as possible.

Will our pay, benefits or years of service change?

Both companies have a similar philosophy on pay and benefits and both carry the pride of knowing associates are offered a strong, competitive total compensation package; we do not expect this approach to change. Additionally, associates’ years of service for employment and related matters, including such things as leave entitlement and benefits, will be recognized.

Busey offers a wide range of employee benefits including robust training, development and wellness programs, HSA funding, incentive and bonus pay, and profit-sharing contributions—to name a few. More information about Busey’s total rewards is available on the Integration Hub and will be shared at various upcoming communication and onboarding sessions.

What changes should customers expect?

GSB should continue to provide customers with the exceptional level of service and products they have come to expect. It is business as usual right now for all operations, customer products, rates and services, as well as associate policies and procedures.

Subsequent to the closing of the holding company merger, there will be a number of operational considerations as we align our two companies and select best practices. Rest assured, every effort will be made to minimize the impact to our customers and associates.

When the banks are joined together, we will be able to provide customers with enhanced opportunities such as increased lending limits; an expanded range of online, banking, and payment processing capabilities; and expanded access to commercial lending, cash management and wealth management experts with decades of experience. Busey has successfully integrated multiple bank acquisitions in the past few years and follows a comprehensive project management plan as a guide to help ensure a smooth transition. The joint integration team will keep you informed of any new information related to the merger of the banks, expected to occur in the second half of 2021.

Who do I contact if I have questions?

If you have questions or concerns, please reach out to your local leadership team. While we do not have answers to many questions at this point in our partnership, there is a form available for you to submit questions, if needed, on the Integration Hub. As we move toward closing the merger, we will set up additional communication channels for the two companies where important communications and other information will be posted. Frequent status updates and communications are anticipated. In the meantime, please utilize the information available on the GSB + Busey Integration Hub.

What can I say to customers and community members?

We hope you’re as excited as we are about the possibilities outlined above. As such, we encourage you to actively communicate with customers and tell your continued story. The key communication points below have been created to assist you in this process. We encourage you to review this information to help with these critical conversations with valued customers.

•	This is a partnership between two local, community-minded companies with Midwestern roots and values who plan to continue longstanding commitments to providing service excellence to the customers and communities we serve.

•	Busey is the right strategic partner—one whose employee-focused culture and vision of service excellence aligns consistently with the principles GSB was founded upon in 1921.

•	Customers will continue being served by the same experienced, local bankers they know and trust and who have the ability to make decisions regarding their relationship. Our focus on people will not change, supporting delivery of the same high-quality personal service customers have come to expect.

•	Customers will benefit from increased banking capabilities. As we join together, our combined resources will allow us to continue delivering enhanced best-in-class products and services, new capabilities and an increased capacity to meet the growing credit and wealth management needs of our communities and clients—further generating economic and community development opportunities.

•	Customers will benefit from an expanded service geography with more than 70 full-service locations. GSB customers will soon have greater access to banking and trust services across other parts of Illinois as well as Missouri, Indiana and SW Florida.

•	The partnership reflects a shared belief we can out-small the bigs and out-big the smalls. We have the resources to compete with the “Big Banks” while maintaining an unwavering commitment to local community banking that each organization embodies.

•	Both organizations have demonstrated success in providing customer service excellence; building and maintaining strong relationships; and providing countless hours of human, social and financial capital in support of serving the communities where we live. This will continue.

•	Customers can expect little to change right now. Prior to the bank merger, there will be no merger-related changes for Busey or GSB customers. Communicating to customers, associates and the community will be a top priority throughout this transition.

•	No definitive timelines can be established at this time. Assuming necessary regulatory and other approvals are received, we anticipate merging the holding companies in Q2 2021, and GSB would subsequently merge into Busey Bank in the second half of 2021. Communication with our Pillars will be a top priority during this transition.

Special Note Concerning Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“First Busey”) and Cummins-American Corp. (“CAC”).  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and CAC’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor CAC undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and CAC to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and CAC will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of CAC with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of CAC’s shareholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), or other adverse external events that could cause economic deterioration or instability in credit markets; (x) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and CAC’s general business; (xi) changes in accounting policies and practices, including CECL, which changed how First Busey estimates credit losses; (xii) changes in interest rates and prepayment rates of First Busey’s and CAC’s assets (including the impact of the London Inter-bank Offered Rate phase-out); (xiii) increased competition in the financial services sector and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or employees; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of CAC; (xviii) unexpected outcomes of existing or new litigation involving First Busey or CAC; and (xix) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey’s financial results, are included in First Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of CAC that also constitutes a prospectus of First Busey, which, when finalized, will be sent to the shareholders of CAC seeking their approval of the respective merger-related proposals. CAC’s shareholders are advised to read the Registration Statement on Form S-4 and the related proxy statement/prospectus, as well as any amendments or supplements to those documents and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, when they become available because they will contain important information about First Busey, CAC and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and CAC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from CAC, upon written request to Cummins-American Corp., 800 Waukegan Road, Glenview, Illinois 60025 Attn: Corporate Secretary, or by calling (847) 729-1900.

Participants in this Transaction

First Busey, CAC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of CAC in connection with the proposed transaction under the rules of the SEC. Information about First Busey’s directors and officers may be found in First Busey’s definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 9, 2020, a copy of which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, including CAC’s officers and directors, will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.